EXHIBIT 99.1
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM T-1

                           STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                              SECTION 305 (B) (2)


               THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK
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              (Exact name of trustee as specified in its charter)

                 NEW YORK                                      13-5691211
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    (Jurisdiction of incorporation or                      ( I.R.S. employer
 organization if not a U.S. national bank)               Identification number)

            One Liberty Plaza
               New York, N.Y.                                     10006
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   (Address of principal executive office)                     (Zip code)

                                      N/A
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            Name, address and telephone number of agent for service



                      CANADIAN NATURAL RESOURCES LIMITED
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              (Exact name of obligor as specified in its charter)

                                ALBERTA, CANADA
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        (State or other jurisdiction of incorporation or organization)

                                      N/A
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                     (I.R.S. employer identification no.)

             855 - 2 Street SW
                 Suite 2500
            Calgary, AB, Canada                                  T2P 4J8
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   (Address of principal executive offices)                   (Postal code)


                                DEBT SECURITIES
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                      (Title of the indenture securities)


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                                      -2-


ITEM 1.   GENERAL INFORMATION
          Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.
                        Board of Governors of the Federal Reserve System Washington, D.C.

                        State of New York Banking Department
                        State House, Albany, N.Y.

          (b)   Whether it is authorized to exercise corporate trust powers.

                The Trustee is authorized to exercise corporate trust powers.


ITEM 2.   AFFILIATION WITH THE OBLIGOR.
          If the obligor is an affiliate of the trustee, describe each such affiliation.

                The obligor is not an affiliate of the Trustee.


ITEM 3 THROUGH ITEM 15.
          Not applicable.


ITEM 16.  LIST OF EXHIBITS.
          List below all exhibits filed as part of this statement of eligibility.

          Exhibit 1  -  Copy of the Organization Certificate of the Trustee
                        as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 333-6688).

          Exhibit 2  -  Copy of the Certificate of Authority of the Trustee
                        to commence business. (Exhibit 2 to T-1 to Registration Statement No. 333-6688).

          Exhibit 3  -  None; authorization to exercise corporate trust powers is contained in the documents identified above as
                        Exhibit 1 and 2.

          Exhibit 4  -  Copy of the existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 333-6688).

          Exhibit 5  -  Not applicable.


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                                     -3-



          Exhibit 6  -  The consent of the Trustee required by Section 321 (b)
                        of the Trust Indenture Act of 1939.(Exhibit 6 to T-1 to Registration Statement No. 333-27685).

          Exhibit 7  -  Copy of the latest Report of Condition of the Trustee as of June 30, 2006

                                   SIGNATURE


            Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, The Bank of Nova Scotia Trust Company of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 29th day of November, 2006.



                                         THE BANK OF NOVA SCOTIA TRUST
                                              COMPANY OF NEW YORK



                                         By: /s/ John F. Neylan
                                             --------------------------
                                             John F. Neylan
                                             Trust Officer

The Bank of Nova Scotia Trust Company of New York
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LEGAL TITLE OF BANK


New York
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CITY


New York          10006
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STATE             ZIP CODE


FDIC Certificate Number /_/_/_/_/_/


Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for June 30, 2006

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC-BALANCE SHEET

                                                       Dollar Amounts in Thousands  RCON        BIL     MIL     THOU
                                                                                    ----        ---     ---     ----
ASSETS
1.   Cash and balances due from depository institutions (from Schedule RC-A):
     a.  Noninterest-bearing balances and currency and coin(1)....................  0081                         420  1.a.
     b.  Interest-bearing balances(2).............................................  0071                  6      000  1.b.
2.   Securities:
     a.  Held-to-maturity securities (from Schedule RC-B, column A)...............  1754                  6      751  2.a.
     b.  Available-for-sale securities (from Schedule RC-B, column D).............  1773                           0  2.b.
3.   Federal funds sold and securities purchased under agreement to 1350 resell
     a.  Federal Funds sold.......................................................  B987                         000  3.a.
     b.  Securities purchased under agreements to resell(3).......................  B989                  1      000  3.b.
4.   Loans and lease financing receivable (from Schedule RC-C):
     a.  Loans and leases held for sale...........................................  5369                           0  4.a.
     b.  Loans and leases, net of unearned income ................................  B528                              4.b.
     c.  LESS: Allowance for loan and lease losses ...............................  3123                              4.c.
     d.  Loans and leases, net of unearned income and allowance (item
         4.b minus 4.c)...........................................................  B529                           0  4.d.

5.   Trading assets (from Schedule RC-D)..........................................  3545                           0  5.
6.   Premises and fixed assets (including capitalized leases).....................  2145                           0  6.
7.   Other real estate owned (from Schedule RC-M).................................  2150                           0  7.
8.   Investments in unconsolidated subsidiaries and associated
     companies (from Schedule RC-M)...............................................  2130                           0  8.
9.   Customers' liability to this bank on acceptances outstanding.................  2155                           0  9.
10.  Intangible assets:
     a.  Goodwill.................................................................  3163                           0  10.a.
     b.  Other intangible assets (from Schedule RC-M).............................  0426                           0  10.b.
11.  Other assets (from Schedule RC-F)............................................  2160                         305  11.
12.  Total assets (sum of items 1 through 11) ....................................  2170                 14      476  12.

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(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.
(3)  Includes all securities resale agreements, regardless of maturity.


SCHEDULE RC-CONTINUED

                                                       Dollar Amounts in Thousands  RCON        BIL     MIL     THOU
                                                                                    ----        ---     ---     ----
LIABILITIES
13.  Deposits:
     a. In domestic offices (sum of totals of columns A and C from
         Schedule RC-E)...........................................................  2200                           0  13.a.
         (1)  Noninterest-bearing(l)..............................................  6631                              13.a.(1)
         (2)  Interest-bearing....................................................  6636                              13.a.(2)
     b.  Not applicable
14. Federal funds purchased and securities sold under agreements to
     repurchase ..................................................................  2800                           0  14.
     a.  Federal Funds purchased(2)...............................................  B993                           0  14.a.
     b.  Securities sold under agreements to purchase(3).......... ...............  B995                           0  14.b.
15.  Trading liabilities (from Schedule RC-D).....................................  3548                           0  15.
16.  Other borrowed money (includes mortgage indebtedness and
     obligations under capitalized leases)(from Schedule RC-M)....................  3190                           0  16.
17.  Not applicable
18.  Bank's liability on acceptances executed and outstanding.....................  2920                           0  18.
19.  Subordinated notes and debentures(4).........................................  3200                           0  19.
20.  Other liabilities (from Schedule RC-G).......................................  2930                         573  20.
21.  Total liabilities (sum of items 13 through 20)...............................  2948                         573  21.
22.  Minority interest in consolidated subsidiaries...............................  3000                           0  22.

EQUITY CAPITAL
23.  Perpetual preferred stock and related surplus................................  3838                           0  23.
24.  Common stock.................................................................  3230                  1      000  24.
25.  Surplus (exclude all surplus related to preferred stock).....................  3839                 10      030  25.
26.  a.  Retained earnings........................................................  3632                  2      873  26.a.
     b.  Accumulated other comprehensive income(5)................................  B530                           0  26.b.
27.  Other equity capital components(6)...........................................  A130                           0  27.
28.  Total equity capital (sum of items 23 through 27)............................  3210                 13      903  28.
29.  Total liabilities, minority interest, and equity capital (sum of
     items 21, 22, and 28)........................................................  3300                 14      476  29.

Memorandum
To be reported with the March Report of Condition.
                                                                                    RCON             NUMBER
                                                                                    ----             ------
1.   Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed far the bank by independent external
     auditors as of any date during 2005..........................................  6724                M.1.

1 =  Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 =  Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 =  Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm

4 =  Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 =  Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

6 =  Review of the bank's financial statements by external auditors

7 =  Compilation of the bank's financial statements by external auditors

8 =  Other audit procedures (excluding tax preparation work)

9 =  No external audit work

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(1)  Includes total demand  deposits and  noninterest-bearing  time and savings deposits.

(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."

(3)  Includes all securities repurchase agreements, regardless of maturity.

(4)  Includes limited-life preferred stock and related surplus.

(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and minimum pension liability adjustments.

(6)  Includes treasury stock and unearned Employee Stock Ownership Plans